

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783





November 28, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Expects Idaho Cobalt Project new Record of Decision in mid January". It was officially released on November 28, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229


Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Expects Idaho Cobalt Project new Record of Decision in mid January

Vancouver, B.C., November 28, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) reports today that its wholly owned subsidiary Formation Capital Corporation, U.S. (the Company) has been notified by the Salmon-Challis United States Department of Agriculture Forest Service (Forest Service) that a Legal Notice regarding the new Record of Decision (ROD) for the Company's 100% owned Idaho Cobalt Project (ICP) has been placed in the local newspaper of record, the Recorder Herald as follows:

> "Legal Notice on Cobalt Record of Decision
>
> On September 30, 2008 the June 12, 2008 Record of Decision (ROD), signed by Salmon-Challis National Forest Supervisor William Wood, approving a proposed plan of operations for the Idaho Cobalt Project with specified changes was remanded by the Regional Forester. The Regional Forester indicated that, while the environmental analysis for the decision was sufficient, the ROD failed to adequately address all of the criteria for approval of a plan of operations under applicable regulations, and must be revised. In addition, subsequent to the Forest Supervisor's decision, in October of 2008 the Secretary of Agriculture promulgated the Idaho Roadless Rule which applies to some of the areas affected by the Idaho Cobalt Project decision. As a result of the appeal decision by the Regional Forester, the Forest Supervisor must make a new decision regarding the approval of the proposed plan of operations and issue a new ROD.
>
> In preparing a new ROD, the Forest Service has considered and compiled information into the administrative record that is pertinent to the changes and additions that will be made for the ROD, and addresses any new requirements of the Idaho roadless rule.
>
> Members of the public can request or review copies of documents in the administrative record by contacting District Ranger, Kimberly Nelson."

The Salmon-Challis National Forest Supervisor has informed the Company that significant progress has been made in preparing a new Record of Decision and he expects to issue a new ROD in mid January, 2009. The Company has been successful in reaching agreements with all concerned environmental groups and most other concerned parties and does not expect any group to cause delays in the issuance of a new ROD in January.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technologies, and batteries used in hybrid and electric vehicles. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

END

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com